Mail Stop 3561

June 30, 2009

Mark L. Weinstein, President
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA

RE: Bio-Imaging Technologies, Inc.
Form 10-K, as Amended, for Fiscal Year Ended December 31, 2008
File No.: 1-11182

Dear Mr. Weinstein:

We have completed our review of your Form 10-K, as amended, and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services